News Release

Burcon Announces Delisting from Nasdaq Capital Market

Vancouver, British Columbia, September 2, 2022 -- Burcon NutraScience Corporation ("Burcon" or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, today announced that it intends to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the Securities and Exchange Commission (the "SEC") on September 12, 2022 to delist the Company's common shares from the Nasdaq Capital Market and to deregister its common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The common shares of the Company will be suspended from trading on the Nasdaq Capital Market on or about September 12, 2022.  The Company expects that the delisting and deregistration will become effective ten days and ninety days, respectively, from the date of filing.  The Company today provided notice to NASDAQ Stock Market LLC ("Nasdaq") of the Company's intention to file the Form 25.

As previously disclosed, the Company received a letter, dated April 1, 2022, from the Listings Qualifications Department of the Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it was not in compliance with Listing Rule 5550 (a)(2), which requires the listed securities of the Company to maintain a minimum bid price of US$1 per share.  Although the Nasdaq notification letter did not result in the immediate delisting of the Company's common shares, the Company had a compliance period of 180 calendar days, or until September 28, 2022, to regain compliance with Nasdaq's minimum bid price requirement. If at any time during the compliance period the Company's closing bid price is at least US$1 for a minimum of 10 consecutive business days, Nasdaq would have closed the matter.

Since April 1, 2022, Burcon's management has reviewed its options in order to regain compliance with Nasdaq's listing rules.  However, management believes that it will not be able to regain compliance by the September 28, 2022 deadline and that a plan for share consolidation is of no benefit to the Company.  After careful consideration, the board of directors of Burcon determined that it was in the overall best interests of the Company to delist its common shares from Nasdaq.  The decision was made based on several factors, including the board's assessment of the probability of the Company regaining compliance with the continued listing requirements, an analysis of the benefits of continued listing weighed against the onerous regulatory burden and significant costs associated with maintaining continued listing, and that the Nasdaq Capital Market only provided a secondary trading platform with limited trading volume.

Delisting will enable the Company to avoid the extensive amount of management's time, attention and resources expended on regulatory compliance with Nasdaq's continued listing requirements.  Additionally, delisting will enable the Company to avoid numerous on-going costs associated with continued listing including annual fees, legal costs, and audit costs.

The Company’s common shares will continue to be listed on the Toronto Stock Exchange (“TSX”), one of the world’s preeminent stock exchanges.  Additionally, the Company is currently reviewing the steps necessary so that its common shares may be quoted for trading on either the OTC Pink Open Market (the “Pink Market”) or the OTCQB, operated by OTC Markets Group, a centralized electronic quotation service for over-the-counter securities.  The Company’s reporting obligations will continue to be met in accordance with Canadian securities regulations and filed on SEDAR under the Company’s profile at www.sedar.com, and on the Company’s website at www.burcon.ca.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including statements with respect to our common shares being quoted for trading on either the Pink Market or the OTCQB. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe,” “future,” “likely,” “may,” “should,” “could,” “will” and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form for the year ended March 31, 2022 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM